UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

COMPASS DIVERSIFIED HOLDINGS
(Exact name of registrant as specified in its charter)

Delaware	001-34927	57-6218917
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

COMPASS GROUP DIVERSIFIED
HOLDINGS LLC
(Exact name of registrant as specified in its charter)

Delaware	001-34926	20-3812051
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
Sixty One Wilton Road
Second Floor
Westport, CT 06880
(Address of principal executive offices, including zip code)
Carrie Ryan, (203) 221-1703
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

This Form SD of Compass Group Diversified Holdings LLC and Compass Diversified Holdings (NYSE: CODI) (collectively, “CODI” or the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 through December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Reasonable Country of Origin Inquiry
The Company conducted an analysis of its subsidiaries’ products and found that small quantities of conflict minerals (cassiterite, columbite-tantalite, gold, wolframite or their derivatives, which are limited to tin, tantalum, and tungsten) are contained in some of its subsidiaries’ products (the "Covered Products"). Therefore, for the reporting period from January 1, 2014 to December 31, 2014, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) which was reasonably designed to determine whether any of the necessary conflict minerals contained in its subsidiaries’ products originated in a Covered Country or came from recycled or scrap sources. “Necessary conflict minerals” are conflict minerals that are necessary to the functionality or production of products that the Company’s subsidiaries manufacture or that the Company’s subsidiaries contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.
To conduct our RCOI, the Company engaged with its subsidiaries’ suppliers of necessary conflict minerals and made inquiries to those suppliers about the source of those necessary conflict minerals and about the smelters or refiners used to process those conflict minerals. In the Company’s supplier engagement, it used Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative to request information from its subsidiaries’ suppliers about their supply chain and to gather information about the country of origin of our necessary conflict minerals. The Company and its subsidiaries do not have direct relationships with smelters or refiners in their supply chains, therefore it asked its subsidiaries’ suppliers to engage with their own respective suppliers to gather the requested information.
Conclusions
The Company has determined in good faith that during 2014 that certain of the Company’s subsidiaries have manufactured and/or contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of their products. However, due to a lack of information from its suppliers for each of the products that contain conflict minerals which are necessary to the functionality of production of its products, the Company does not have sufficient information to conclusively determine the countries of origin of the Conflict Minerals contained in the Covered Products or whether the Conflict Minerals in the Covered Products are from recycled or scrap sources.

Based on our RCOI, we do not have sufficient information to determine whether our products manufactured or contracted for manufacture during the reporting period contain necessary conflict minerals that originated, or may have originated, in the Covered Countries. Accordingly, and out of an abundance of caution, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available at: www.compassdiversifiedholdings.com. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

As required by Item 1.01, the Company is hereby filing its Conflict Minerals Report for the calendar year ended December 31, 2014 as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2015	COMPASS DIVERSIFIED HOLDINGS

	By:	/s/ Ryan J. Faulkingham

Ryan J. Faulkingham
Regular Trustee
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2015	COMPASS GROUP DIVERSIFIED HOLDINGS LLC

	By:	/s/ Ryan J. Faulkingham

Ryan J. Faulkingham
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.